02027357

APR 2 4 2002

080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIC
Washington, D.C. 20549

FORM CB

Tender Offer/Rights Offering Notification Form

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) .... :

Securities Act Rule 802 (Exchange Offer) 9

Exchange Act Rule 13e-4(h) (Issuer Tender Offer) 9

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) 9

Exchange Act Rule 14e-2(d) (Subject Company Response) 9

JOHN MOWLEM & COMPANY PLC

(Name of Subject Company)

5-51224

N/A

(Translation of Subject Company's Name into English (if applicable))

ENGLAND AND WALES

(Jurisdiction of Subject Company's Incorporation or Organization)

JOHN MOWLEM & COMPANY PLC

(Name of Person(s) Furnishing Form)

PROCESSED
APR 2 6 2002
THOMSON
FINANCIAL

ORDINARY SHARES OF 25 PENCE EACH

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

John Mowlem & Company PLC
White Lion Court, Swan Street, Isleworth, Middlesex TW7 6RN, United Kingdom

(Name, Address (including zip code) and Telephone Number (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Company)

M. Gilbey Strub
Kirkland & Ellis
Tower 42, 25 Old Broad Street, London EC2N 1HQ, United Kingdom **Tel: +44 (0) 20 7816 8783**

November 14, 2001

(Date Tender Offer/Rights Offering Commenced)

C:\WINDOWS\TEMP\Form CB.doc

PART I-INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

Included with this Form CB are:

JOHN MOWLEM & COMPANY PLC SCRIP DIVIDEND CIRCULAR

Item 2. Informational Legends.

All appropriate legends have been included in the materials delivered to shareholders.

PART III-CONSENT TO SERVICE OF PROCESS

Included with this Form CB is a Form FX executed by The Corporation Trust Company.

This document is important and requires your immediate attention. If you are in any doubt as to the action you should take, please consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000 immediately. If you have sold or otherwise transferred all or any of your ordinary shares of 25p each in the capital of John Mowlem & Company PLC ("Ordinary Shares"), you should send this document, together with the accompanying Form of Election or Statement of Entitlement, to the purchaser or transferee or the person who sold or transferred the Ordinary Shares for you. That person can then pass these on to the new owner of the Ordinary Shares. However, except as set out in this document, those documents should not be forwarded to or sent in, into or from the United States, Canada, South Africa or Japan.

If you wish to receive the full amount of the dividend in cash and a scrip dividend mandate is not in force in respect of your holding, or if you hold fewer than 55 Ordinary Shares, or if you have already given, and not revoked, a scrip dividend mandate and you wish to receive the dividend in fully paid Ordinary Shares, you should take no further action.

John Mowlem & Company PLC

(Incorporated under the Companies Acts 1862-1985 in England and Wales with registered number 77628)

Registered Office:
White Lion Court, Swan Street, Isleworth, Middlesex TW7 6RN.
Tel: 020 8568 9111

22nd April 2002

Dear Shareholder,

Scrip Dividend Alternative to the Final Dividend of 4.4p per Ordinary Share

I am pleased to advise you that your Board has decided that the holders of Ordinary Shares entitled to the final dividend for the year ended 31st December 2001 will be given the opportunity to elect to receive all or part of that dividend in the form of fully paid Ordinary Shares instead of cash.

An ordinary resolution renewing the Directors' authority to offer holders of Ordinary Shares the opportunity to elect to receive fully paid Ordinary Shares instead of a cash dividend was approved by shareholders at the Annual General Meeting of John Mowlem & Company PLC held on 1st May 1997.

The final dividend of 4.4p per Ordinary Share for the year ended 31st December 2001 was resolved to be paid by the Board on 11th March 2002 and subject to shareholders' approval at the Annual General Meeting on 23 May 2002 is payable on 1st July 2002 to holders of Ordinary Shares on the register at the close of business on 22nd March 2002.

Holders of Ordinary Shares who so elect, will receive one new fully paid Ordinary Share for every 55 Ordinary Shares held by them, instead of the full cash dividend on those shares. Election may only be made in respect of a multiple of 55 Ordinary Shares; dividend entitlements in respect of the balance of all electing ordinary shareholders' holdings of Ordinary Shares will be paid in cash.

This entitlement has been calculated on the basis of the average of the middle market quotations for the Ordinary Shares derived from the London Stock Exchange Daily Official List for the five business days commencing on 20th March 2002. **The price for each new Ordinary Share calculated on this basis is 241.5p.**

For holders of Ordinary Shares who wish to receive future dividends in the form of fully paid Ordinary Shares rather than in cash on occasions when a scrip dividend alternative is offered, the Company operates a "Mandate Scheme", details of which are set out in Part 3 of the Appendix to this circular. If you have already given, and not revoked, a scrip dividend mandate, you will find enclosed with this circular a "Statement of Entitlement" detailing the number of Ordinary Shares which will automatically be allotted to you instead of a cash dividend.

For holders of Ordinary Shares who have not already given a scrip dividend mandate, a Form of Election is enclosed with this circular. **If you decide to elect to receive Ordinary Shares in lieu of the final dividend for the year ended 31st December 2001 in respect of all or part of your shareholding, the Form of Election should be completed and returned to the Company's registrars at Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA using the reply paid facility so as to be received by them not later than 3.00 p.m. on 15th May 2002.** If you wish to receive the whole of the final dividend in cash, or if you hold fewer than 55 Ordinary Shares, you need take no action whatsoever.

The scrip dividend offer gives holders of Ordinary Shares the opportunity to increase their shareholding in the Company without paying any dealing costs or stamp duty. **Whether or not you decide to elect to receive Ordinary Shares in lieu of cash will, of course, depend upon your own circumstances. If you are in any doubt as to the action you should take, you are strongly advised to take professional advice.**

If all holders of Ordinary Shares decided to receive the final dividend for the year ended 31st December 2001 in cash, the cost to the Company would be approximately £5.9 million. If, instead, all holders of Ordinary Shares elected to receive that dividend in the form of fully paid Ordinary Shares, approximately 2.4 million Ordinary Shares would be issued (ignoring any reduction in respect of fractions) representing an increase of 1.8 per cent. in the Company's issued Ordinary Share capital.

Further details of the scrip dividend alternative, an outline of the taxation consequences and details of the Mandate Scheme are set out in the Appendix to this circular and should be read carefully.

Yours faithfully,

Charles M. Fisher
Chairman

Appendix

Details of the Scrip Dividend Alternative

Part 1

General Information

1. Terms of the scrip dividend alternative

Holders of Ordinary Shares who were on the register at the close of business on 22nd March 2002 may elect to receive one new Ordinary Share, credited as fully paid, for every 55 Ordinary Shares registered in their names on that date together with a nominal cash dividend of 0.00909p, paid on each share in respect of which a valid election is made, in place of the cash dividend of 4.4p per share ("the full cash dividend").

The election may be made by holders of Ordinary Shares in respect of all or part of their holding of Ordinary Shares. The right to elect is not transferable.

The election should be in respect of the number of EXISTING ORDINARY SHARES on which you wish to elect. The full cash dividend will be paid in respect of the non-elected balance of your existing Ordinary Shares.

The new Ordinary Shares will, on allotment, be credited as fully paid and will thereafter rank for future dividends and in all other respects *pari passu* with the existing issued Ordinary Shares subject to the Memorandum and Articles of Association of the Company.

2. Fractions

As no holder of Ordinary Shares may receive a fraction of a new Ordinary Share, a full cash dividend will be paid and sent in accordance with normal instructions on any balance of a holding of Ordinary Shares in respect of which new Ordinary Shares cannot be allotted.

3. Basis of allotment

The entitlement of one new Ordinary Share for every 55 Ordinary Shares registered in a shareholder's name at the close of business on 22nd March 2002 has been calculated on the basis of the final dividend for the year ended 31st December 2001 of 4.4p per Ordinary Share (excluding the associated tax credit) and a price for each new Ordinary Share of 241.5p. This price is the average of the middle market quotations for the Company's Ordinary Shares derived from the London Stock Exchange Daily Official List for the five business days commencing on 20th March 2002, being the date on which the Ordinary Shares were first quoted ex-dividend. The price for each new Ordinary Share, plus the nominal cash dividend of 0.00909p, paid on each share in respect of which a valid election is made, corresponds to the full cash dividend.

4. Taxation

The taxation consequences of an election to receive new Ordinary Shares in lieu of the full cash dividend depend on shareholders' individual circumstances. A summary of the likely tax consequences for United Kingdom shareholders is set out in Part 2 of this Appendix. **If you are in any doubt as to your tax position, you should consult your professional adviser before taking any action.**

5. How to make the election

If you hold 55 or more Ordinary Shares and you wish to receive new Ordinary Shares instead of a cash dividend in respect of all or any part of your holding and there is no current scrip dividend mandate in force in respect of your holding, you should complete the enclosed Form of Election and send it to the Company's registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, so as to reach them not later than 3.00 p.m. on 15th May 2002. No acknowledgement of receipt of Forms of Election will be given. If the Form of Election is not received by the Company's registrars by the time and date stated, the full cash dividend will be paid in respect of all the Ordinary Shares which you hold.

If, on the Form of Election, you do not specify the number of EXISTING ORDINARY SHARES ON WHICH YOU WISH TO ELECT in Box 3, then you will be deemed to have elected to receive the number of new Ordinary Shares specified in Box 2, being the maximum number of Ordinary Shares which can be allotted to you in respect of the number of Ordinary Shares registered in your name(s) as at the close of business on 22nd March 2002.

If you wish to receive the whole of the final dividend in cash and a scrip dividend mandate is not in force in respect of your holding, or if you hold fewer than 55 Ordinary Shares, or if you have already given, and not revoked, a scrip dividend mandate and you wish to receive the final dividend in fully paid Ordinary Shares, you need take no action whatsoever. If you have already given, and not revoked, a scrip dividend mandate, and you wish to receive the final dividend in cash, you should follow the instructions set out in the Statement of Entitlement in order to revoke your mandate. If your mandate has not been revoked by 3.00 p.m. on 15th May 2002, you will receive Ordinary Shares in respect of the final dividend.

6. Overseas Ordinary Shareholders

The new Ordinary Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended ("the Securities Act") or the securities laws of any state of the United States and, accordingly, may not be offered, sold, transferred or delivered directly or indirectly in, into or from the United States or to or for the account or benefit of a US person, each as defined in Regulation S under the Securities Act, at any time, except pursuant to the terms of applicable exemptions under the Securities Act and state securities laws and as may be agreed by the Company in writing. "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; "US person" includes any natural person resident in the United States, any partnership or corporation organised or incorporated under the laws of the United States, any estate of which any executor or administrator is a US person and any trust of which any trustee is a US person.

Relevant clearances have not been, and will not be obtained from the securities regulatory authority of any province or territory of Canada. Save as described below, the election to receive new Ordinary Shares in place of a cash dividend is not therefore being offered to or for the account of any resident of Canada except shareholders resident in the provinces of British Columbia, Alberta or Ontario, or except upon the terms agreed by the Company in writing in accordance with all applicable laws. Any resale of any Ordinary Shares by shareholders resident in Canada must be made in accordance with applicable securities law which will vary depending on the relevant jurisdiction. References to Canada include its territories, possessions and all areas subject to its jurisdiction and any political subdivision thereof.

The new Ordinary Shares may not be offered, sold, transferred or delivered directly or indirectly in, into or from South Africa or Japan or to or for the account or benefit of a South African or Japanese person.

No person in any territory other than the United Kingdom may treat this invitation as applying to him unless in such territory such an invitation could lawfully be made to him without compliance with additional registration or other legal requirements. It is the responsibility of any such person wishing to elect to receive new Ordinary Shares to satisfy himself as to the full observance of the laws of such territory including obtaining any governmental or other consents which may be required.

7. If you have recently bought Ordinary Shares

If you bought Ordinary Shares before 20th March 2002 (the date on which the quotation for such shares became ex-dividend) but this had not been recorded on the register at the close of business on 22nd March 2002 and you wish to elect to receive new Ordinary Shares instead of a cash dividend, you should consult your stockbroker or agent without delay. If no Form of Election is received in respect of those shares, you will only be entitled to receive the cash dividend.

8. If you have sold Ordinary Shares

If you have sold all or some of your holding of Ordinary Shares before 20th March 2002 (the ex-dividend date), but those shares are included in the number shown in Box 1 on your Form of Election or Statement of Entitlement you should consult your stockbroker or agent without delay. Your stockbroker or agent will then advise you as to what action you should take. If you have sold all of your holding of Ordinary Shares you should pass this circular and the accompanying Form of Election or Statement of Entitlement, to the purchaser or transferee or the person who sold or transferred the Ordinary Shares for you. That person can then pass these on to the new owner of the Ordinary Shares. **However, except as set out above, those documents should not be taken, forwarded to or sent or distributed in, into or from the United States, Canada, Australia, South Africa or Japan.**

9. Delivery and listing of the new Ordinary Shares

Application will be made to the UK Listing Authority and the London Stock Exchange for admission of the new Ordinary Shares to, respectively, the Official List of the UK Listing Authority (the "Official List") and to trading on the London Stock Exchange's market for listed securities which is expected to occur on 1st July 2002. The new Ordinary Shares will on issue rank *pari passu* in all respects with the existing issued Ordinary Shares and will rank for all future dividends subject to the Memorandum and Articles of Association of the Company. Subject to admission to the Official List and to trading on the London Stock Exchange's market for listed securities, holders of Ordinary Shares who hold their existing Ordinary Shares in certificated form on the 22nd March 2002 (the record date) will be allotted and issued their Ordinary Shares as certificated shares and be posted share certificates for such new Ordinary Shares at their own risk on 1st July 2002 together with the dividend cheques in respect of any remaining cash dividend entitlement.

Shareholders who hold their existing Ordinary Shares in uncertificated form on 22nd March 2002 (the record date) will be allotted and issued their new Ordinary Shares as uncertificated shares on 1st July 2002, unless the Company is unable to do so under the provisions of the Uncertificated Securities Regulations 2001 (SI 01/3755) or the facilities and requirements of CREST, in which case such shares shall be issued as certificated shares and share certificates will be posted as above and will be posted at their own risk the dividend cheques in respect of any remaining cash dividend entitlement.

Where new Ordinary Shares are issued as uncertificated shares, the Company will procure that CRESTCo Limited is instructed to credit the shareholder's stock account in CREST with such shareholder's entitlement to new Ordinary Shares. The stock account will be an account under the same participant ID and member account ID as the Ordinary Shares from which the new Ordinary Shares are derived.

Dealings in the new Ordinary Shares are expected to begin on 1st July 2002. In the unlikely event that the new Ordinary Shares are not admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, Forms of Election and existing scrip dividend mandates will be disregarded and the cash dividend will be paid in the usual way.

10. General

Further copies of this circular and duplicate Forms of Election and Statements of Entitlement may be obtained from the Company's registrars, Computershare Investor Services PLC, P.O. Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3EB from the date of this Circular up to and including 15th May 2002.

Part 2
Taxation

The tax effect for a holder of Ordinary Shares making an election to receive new Ordinary Shares instead of a cash dividend will depend upon the personal circumstances of that shareholder. Set out below is a summary of the likely tax consequences for United Kingdom resident holders of Ordinary Shares of making an election under current United Kingdom legislation.

This summary of the likely taxation treatment is not exhaustive and does not consider the position of any holder of Ordinary Shares not resident in the United Kingdom for tax purposes. If you are in any doubt as to your position, you are strongly advised to consult your professional adviser before taking any action. This summary is based on law and practice in relation to the tax year 2001-2002 and may be affected by the proposals included in the Chancellor's budget statement.

Part 2
Taxation continued

(a) UK Resident Individuals

Where individuals elect to take new Ordinary Shares instead of a cash dividend, they will be treated as having received gross income of an amount which, when reduced by income tax at the rate of 10 per cent. is equal to the cash dividend ("the cash equivalent") which would have been received had they not elected to take up new Ordinary Shares, subject as mentioned in (e) below. For example, if an individual takes new Ordinary Shares worth £90 instead of a cash dividend of £90, he will be treated as receiving gross income of £100 and as having paid income tax of £10.

Individuals, who (after taking into account their receipt of new Ordinary Shares) pay income tax at a rate no higher than the basic rate, will have no further liability to tax in respect of the receipt of new Ordinary Shares.

Individuals, whose total income for tax purposes (after taking into account the gross amount of income which they are treated as having received as mentioned above) exceeds the threshold for the higher rate of income tax will be liable to tax at the Schedule F upper rate (32.5 per cent. in 2001-2002) on the gross income which they are treated as having received as described above to the extent that such income exceeds the threshold for higher rate income tax. Thus, in the above example, the individual will be liable to tax of £32.50 (i.e. £100 at 32.5 per cent.) less £10 tax treated as having been paid, leaving him with a net tax liability of £22.50 still to pay. For this purpose, dividend income is treated as the top slice of an individual's income.

For capital gains tax purposes, if an election to receive new Ordinary Shares instead of a cash dividend is made, the new Ordinary Shares will be treated as having been acquired for a consideration equal to the cash equivalent.

(b) UK Resident Trustees

Where trustees who are liable to pay income tax on dividends at the Schedule F trust rate (25 per cent in 2001-2002) elect to receive new Ordinary Shares instead of the cash dividend, the same grossing up procedure as outlined above for individuals will apply in computing dividend income subject to such tax so that if trustees received new Ordinary Shares worth £90 instead of a cash dividend of £90 they would be treated as having received gross income of £100 and as having paid tax of £10. Accordingly, they will have a further tax liability of £15.

For capital gains tax purposes, if an election to receive new Ordinary Shares instead of a cash dividend is made, the new Ordinary Shares will be treated as having been acquired for a consideration equal to the cash equivalent.

(c) UK Resident Companies

New Ordinary Shares received by corporate shareholders instead of a cash dividend will not be treated as franked investment income of such shareholders for corporation tax purposes. Corporation tax will not be chargeable on the new Ordinary Shares issued instead of the cash dividend. For the purposes of corporation tax on capital gains, the receipt of new Ordinary Shares will be treated as a bonus issue and accordingly the new Ordinary Shares will be treated as having been acquired as and when the existing shares in the enlarged holding were acquired and no consideration will be treated as given for the new Ordinary Shares.

(d) UK Resident Gross Funds, Charities, Heritage Bodies and Scientific Research Organisations

No tax credit will attach to the new Ordinary Shares and no repayment claims can be made in respect of a receipt of new Ordinary Shares.

(e) Opening value

Where the market value of the new Ordinary Shares on the first day of dealings on the London Stock Exchange (the "Opening Value") differs substantially (i.e. 15 per cent. or more above or below) from the cash equivalent of one new Ordinary Share the Inland Revenue will substitute that Opening Value as the cash equivalent for the purpose of calculating any taxes due. If this occurs, holders of Ordinary Shares will be sent a notice of the revised valuation which they should keep with their share certificate(s). This revised value is used for both income tax and capital gains tax purposes, but basic rate tax payers would have no further income tax liabilities.

(f) Cash element

The portion of the full cash dividend received by a holder of Ordinary Shares in the form of cash will be treated as a conventional dividend payment for tax purposes.

Part 3
The Mandate Scheme

1. Introduction

A Mandate Scheme has been introduced for the convenience of those holders of Ordinary Shares who wish to elect automatically to receive fully paid Ordinary Shares instead of cash in respect of all future dividends to which they may be entitled if, and to the extent that, a scrip dividend alternative is offered. If there is a current scrip dividend mandate already in force in respect of your holdings then you need not take any further action unless and until you wish to cease to receive dividends in the form of fully paid Ordinary Shares.

The Mandate Scheme is entirely optional, but any mandate given will remain valid in respect of all dividends declared if, and to the extent that, a scrip dividend alternative is offered, unless or until revoked or terminated in accordance with paragraph 5 below or unless or until the Mandate Scheme is terminated in accordance with paragraph 6 below.

The Mandate Scheme continued

2. Completing a mandate

In order to elect to receive fully paid Ordinary Shares instead of cash in respect of all future dividends declared and to which you may be entitled, if and to the extent that a scrip dividend alternative is offered, you should place an 'X' in Box 4 of the enclosed Form of Election and return it to the Company's registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, using the reply paid facility so as to be received by them not later than 3.00 p.m. on 15th May 2002.

3. Mandates to be for entire holdings of Ordinary Shares

Mandates in respect of future dividends will be accepted only for elections in respect of a shareholder's entire holding of Ordinary Shares available to a shareholder at the record date of the relevant future dividend.

4. Procedure

Holders of Ordinary Shares who implement a scrip dividend mandate will receive prior to the payment of each dividend a scrip dividend entitlement advice setting out the basis of their entitlement to new Ordinary Shares.

5. Revocation and termination of a mandate

A holder of Ordinary Shares may revoke a mandate previously made by him by giving notice in writing to the Company's registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, subject to below, at any time. Such notice will take effect upon its receipt by the Company's registrars in respect of all dividends payable on or after the date of receipt of such notice, other than in respect of a dividend for which a scrip dividend alternative has been offered and for which the latest time by which holders of Ordinary Shares must complete Forms of Election in order to receive that dividend in the form of fully paid Ordinary Shares has passed. In order to revoke a mandate for the purposes of this scrip dividend alternative, notice must be given to the Company's registrars at Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA. This notice must be received by the Company's registrars not later than 3.00pm on 15th May 2002. A mandate will terminate automatically with effect from the date of registration of the transfer, if a holder of Ordinary Shares sells or otherwise transfers all of his/her Ordinary Shares to another person. A mandate will also terminate on the date of notification of the death of a holder of Ordinary Shares, unless that shareholder's Ordinary Shares were held jointly.

6. Modification or termination of the Mandate Scheme

The Mandate Scheme may be modified or terminated at any time by the Company on giving not less than three months' notice in writing to holders of Ordinary Shares. In the case of any modification, mandates then in effect will be deemed to remain valid under the Mandate Scheme as modified.

7. Directors' discretion

The operation of the Mandate Scheme is subject to the Directors' decision to offer a scrip dividend alternative in respect of any dividend declared. If the Directors decide at their discretion not to offer a scrip dividend alternative in respect of any particular dividend, any dividend will be paid in cash in the usual way.

8. Nominal dividend

A nominal cash dividend will be paid in each year in respect of each Ordinary Share on which a valid election has been made under the Mandate Scheme.

(LETTERHEAD OF CORPORATE SHAREHOLDER)

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country which may be different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal security laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be resident of a foreign country. You may not be able to sue the foreign company or its officers and directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a Unites States Courts judgment.

22nd April 2002

The Secretary,
John Mowlem & Company PLC ("the Company"),
White Lion Court,
Swan Street,
Isleworth,
Middlesex.
TW7 6RN

Dear Sir,

Scrip Dividend Alternative

We acknowledge that we have received and carefully reviewed a copy of the Company's circular to shareholders dated 22nd April 2002 relating to the Company's Scrip Dividend Alternative ("the Circular"). Terms defined in the Circular shall have the same meaning when used in this letter, unless the context otherwise requires. In connection with our completion and submission of a scrip dividend Form of Election and the allotment to us in due course of new Ordinary Shares pursuant thereto, we hereby represent and warrant that:

1. We understand and acknowledge that the new Ordinary Shares will be allotted to us in transactions which are exempt from the registration requirements of the Securities Act and from any similar requirements of any applicable securities laws of any State of the United States ("Applicable State Law") and that the new Ordinary Shares have not been registered or qualified under the Securities Act or under Applicable State Law and therefore may not be offered, sold, transferred, assigned, pledged, hypothecated or otherwise disposed of, directly or indirectly, in the United States unless subsequently registered or qualified under the Securities Act and under Applicable State Law or unless any exemptions from the registration requirements of the Securities Act and Applicable State Law are available. As used herein, "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia. The term "US person" has the meaning ascribed to it in Regulation S under the Securities Act.

2. We have had access to such financial and other information as we deem necessary in respect of our decision to acquire the new Ordinary Shares. Our prior investment experience and our general knowledge about the management, operations and prospects of the Company enable us to make an informed decision with respect to an investment in the Company.

3. We are accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act and sophisticated institutional investors within the meaning of Section 4(2) of the Securities Act and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the new Ordinary Shares and of making an informed investment decision. We are able to bear the economic risk of such investment, to hold the new Ordinary Shares indefinitely and presently to afford a complete loss of this investment.

4. We are acquiring the new Ordinary Shares in good faith solely for our own account, for investment purposes only and not with a view to or in connection with any resale or distribution or other disposition thereof by us. We agree that we will not offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of the new Ordinary Shares in the United States or to any US person except pursuant to an effective registration statement under the Securities Act or in accordance with the provisions of Regulation S under the Securities Act and, in each case, in accordance with Applicable State Law, unless the Company has received a written opinion of counsel, satisfactory to the Company, to the effect that such transaction is exempt from the registration requirements of the Securities Act and is in accordance with Applicable State Law. We understand that there are substantial restrictions on the transferability of, and that there will be no public United States market for, the new Ordinary shares, and we confirm that we have no need for liquidity in this investment.

5. We understand that the Certificate(s), if any, evidencing the new Ordinary Shares will bear the following legend:-

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER ANY US STATE OR FEDERAL LAW AND NEITHER THE SHARES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF WITHOUT REGISTRATION UNDER THE US SECURITIES ACT 1933, AS AMENDED (THE "SECURITIES ACT") AND ANY APPLICABLE STATE SECURITIES LAWS, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT, UNLESS THE COMPANY IS PROVIDED WITH A WRITTEN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, THAT SUCH SALE, TRANSFER, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION OR QUALIFICATION UNDER APPLICABLE US STATE AND FEDERAL LAWS".

6. The foregoing representations, warranties and undertakings are made by us with the intent that they be relied upon in determining our suitability to receive new Ordinary Shares in lieu of cash dividends, and the undersigned hereby agrees that such representations and warranties shall survive the acceptance by the Company of this letter and any allotment of new Ordinary Shares. If any of the representations, warranties or acknowledgements contained herein shall at any time become untrue, we agree immediately to notify the Company in writing. We also agree that we may not cancel, terminate or revoke this letter.

Yours faithfully,

....

For and on behalf of
[Corporate Shareholder]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

Appointment of Agent for Service of Process and Undertaking

A. Name of issuer or person filing ("Filer"): **John Mowlem & Company PLC**

B. This is [check one]

: an original filing for the Filer

9 an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant: **John Mowlem & Company PLC**

Form type: **Form CB**

File Number (if known):

Filed by: **John Mowlem & Company PLC**

Date Filed (if filed concurrently, so indicate): **Filed concurrently with issuer's filing of Form CB**

D. The Filer is incorporated or organized under the laws of **England** and **Wales** and has its principal place of business at **White Lion Court, Swan Street, Isleworth Middlesex TW7 6RN**. The Filer's telephone number at that address is **011 44 208 568 9111**.

E. The Filer designates and appoints **The Corporation Trust Center** ("Agent") located at **1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware, 1980, telephone number (302) 658-4205**, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on FORM CB on November 14, 2001 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a) the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Isleworth, Country of England this April 24, 2002.

JOHN MOWLEM & COMPANY PLC

By: K.W.M
Name: K. WOODWARD
Title: COMPANY SECRETARY
Date: 24 April 2002

C:\WINDOWS\TEMP\Form FX.doc

This statement has been signed by the following person in the capacities and on the dates indicated.

The Corporation Trust Company
As agent for service of process

By: Judith Kenestrick
Name and title:
Date: 4-23-2002

Judith C. Kenestrick
Asst. Secretary & V. President

C:\TEMP\~0054558.doc